Compass Minerals 9900 W. 109th Street Overland Park, Kansas 66210 www.compassminerals.com 913-344-9200

Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549	VIA EDGAR

December 24, 2014

RE:	Compass Minerals International, Inc. Form 10-K for the fiscal year ended December 31, 2013 Filed February 24, 2014 File No. 001-31921

Dear Mr. Reynolds:

Compass Minerals International, Inc., a Delaware corporation (“Compass Minerals”) is requesting an extension to respond to the Division of Corporation Finance’s letter dated December 19, 2014 regarding the above-referenced filing. Compass Minerals has been considering the issues raised in your comment letter and working to respond. However, due to holiday and vacation schedules and availability of personnel whose input and/or review is needed, Compass Minerals believes that it will require additional time to respond. Compass Minerals believes it will be able to respond around January 16, 2015. Thank you for your consideration.

/s/ Matthew Foulston
Matthew Foulston
Chief Financial Officer
and Principal Accounting Officer